Exhibit 99.1

Algoma Steel Expands and Diversifies Board

October 22, 2021

SAULT STE. MARIE, Ontario., Oct. 22, 2021 (GLOBE NEWSWIRE) — Algoma Steel Group Inc., with operations based in Sault Ste. Marie, Ontario (“Algoma”) (NASDAQ: ASTL, ASTLW; TSX: ASTL, ASTL.WT), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced the addition of six new directors to its Board following the closing of Algoma’s business combination with Legato Merger Corp. (“the Transaction”). The new directors expand the range of expertise offered, and underscore Algoma’s commitment to bringing diverse perspectives and experience to the boardroom that reflect the broader interests of Algoma stakeholders.

In connection with the Transaction, in addition to Andrew Harshaw (Chair), Andrew Schultz and Michael McQuade, new directors Mary Anne Bueschkens, Gale Rubenstein, and James Gouin were added to Algoma‘s board. Former Legato representatives David Sgro and Eric Rosenfeld and former Legato chairman Brian Pratt also joined the Algoma board on the closing of the Transaction. All of the Algoma directors, other than Mr. McQuade, Algoma’s CEO, are independent.

“We are excited to welcome six new directors to our Board,” remarked Michael McQuade. “It is important that we deliver on our public company expectations by assembling the level of leadership and governance required to meet the demands of the rapidly evolving North American steel industry. Our new board members bring critical expertise and diversity to the team.”

Algoma Board Chair Andrew Harshaw added, “I would like to acknowledge and extend our sincere thanks to departing designated directors Michael Alexander, Michael Bevacqua, and Brian Hook for their dedication and contribution in getting Algoma to this important milestone in the company’s transformation journey. We have benefited from their expertise and are grateful for their insights.”

Brief bios of Algoma’s new board members are below:

Mary Anne Bueschkens

Ms. Bueschkens is a globally experienced business executive, attorney and board member. She has held progressive roles as General Counsel, President, CEO, and Vice-Chair of the Board of Directors and member of the Nominating and Governance Committee of ABC Technologies Inc., a TSX-listed global Tier One automotive parts supplier, in addition to serving as a Board and Audit Committee Member of ACPS, a leading European Automotive Parts Supplier. She was previously a tax partner with a leading Canadian law firm where she was the Head of the National Tax Group and on the Executive Management Committee. Ms. Bueschkens is a member of the Board of Governors of the Royal Ontario Museum and its Nominating and Governance Committee, and a member of the Original Equipment Suppliers Association. She completed her undergraduate and graduate studies in sciences and business at the University of Windsor (B.Sc., B.Comm, and MBA) and her law degree at Osgoode Hall Law School, York University (JD Law). She also is a holder of the Institute of Corporate Directors Director designation (ICD.D) from the Rotman School of Business Management, Toronto.

Gale Rubenstein

Ms. Rubenstein is an experienced board director with deep expertise in corporate pensions and regulatory matters, corporate governance, restructuring, and crisis management. She has spent the last 40 years of her career with Goodmans LLP, including as a partner in the firm since 1986. Ms. Rubenstein’s board experience includes the University Pension Plan Ontario – Inaugural Chair Board of Trustees since 2019, board member of Hydro One from 2007-2018, and board member of the Canadian Lawyers Liability Assurance Society from 1990-2012. She was also a member of the Executive Committee and the Partners Compensation Committee at Goodmans. Ms. Rubenstein is a member of the Law Society of Ontario, and the Canadian Bar Association. She received her LL. B. from Osgoode Hall Law School.

James Gouin

Mr. Gouin served as President, Chief Executive Officer, and a member of the board of directors of Tower International, Inc (“Tower”), a global manufacturer of engineered automotive products from 2017 until the sale of Tower in 2019. Mr. Gouin served as President of Tower during 2016 after joining the company in November 2007 as Executive Vice President and Chief Financial Officer. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate finance practice of FTI Consulting, Inc., a business advisory firm. Before joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007. Mr. Gouin also served on the Board of Trustees of the University of Detroit Mercy until October 2017, and the Board of Vista Maria, a non-profit corporation until 2019. Since 2015 he has served on the board, the Audit Committee, and the Compensation and Human Capital Committee of Exterran Corporation, an upstream oil, gas, and water solution company. Mr. Gouin received a B.B.A. from the Detroit Institute of Technology and an M.B.A. from the University of Detroit Mercy.

David Sgro

Mr. Sgro is a Managing Director of Crescendo Partners, L.P., an investment firm, and Director of Research of Jamarant Advisors. Mr. Sgro is the Chairman of the Board of Hill International (NYSE:HIL) and a director of Pangaea Logistics Solutions (NASDAQ:PANL). He has been involved in the management of seven (7) prior Special Purpose Acquisition Companies, including Legato, and has served on the board of thirteen (13) public companies in the US and Canada. He holds an MBA from Columbia Business School and a BS from The College of New Jersey.

Eric S. Rosenfeld

Mr. Rosenfeld has been the president and CEO of Crescendo Partners, L.P., an investment firm, since 1998. Mr. Rosenfeld serves as lead independent director of Primo Water Corp. (NYSE:PRMW), as a director and Chairman Emeritus of CPI Aerostructures, Inc. (NYSE:CVU), and as a director of Aecon Group Inc. (TSX:ARE), and Pangaea Logistics Solutions (NASDAQ:PANL). Mr. Rosenfeld previously served on an additional 18 public company boards and was a managing director at CIBC Oppenheimer and its predecessor company for 15 years. Mr. Rosenfeld holds an MBA from Harvard Business School and a BS from Brown University.

Brian Pratt

Mr. Pratt served as Chairman of Primoris Services Corp from July 2008 until May 2019 and as a Director from July 2008 to February 2020. He served as Primoris’ President and Chief Executive Officer from July 2008 to July 31, 2015. From 1983 through July 2015, he served as the President, Chief Executive Officer, and Chairman of the Board of Primoris and its predecessor entity, ARB, Inc. Mr. Pratt has over 35 years of hands-on operations and management experience in the construction industry. Mr. Pratt graduated from California State Polytechnic University – Pomona.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities legislation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the Transaction may not be realized; the risks that Algoma will be unable to realize its business plans, including its proposed transformation journey; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Securities and Exchange Commission (the “SEC”) in connection with the Transaction. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it will continue to be your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Inc. Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

For Investor inquiries, please contact:

Phone: +1.705.945.3300

E-mail: IR@algoma.com